FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 7, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Preliminary FY2004 Consolidated Revenues Totaled NT$168.1 Billion”, dated January 7, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 7 , 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Preliminary FY2004 Consolidated Revenues
Totaled NT$168.1 Billion

Issued by: AU Optronics Corp.
Issued on: January 7, 2005

Hsinchu, Taiwan, January 7, 2005 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated net sales of NT$13,339 million and unconsolidated net sales of NT$13,419 million for the month of December 2004(a).

Preliminary December shipments of large-sized panels for applications such as desktop monitor, notebook PC, LCD TV, and other applications increased by 2.7% M-o-M to 1.94 million on strength in demand for monitor applications(b). Preliminary shipments of small- and medium-sized panels for December rose 8.4% from November to 3.11 million. The better-than-seasonal performance in small- and medium-sized panels is mainly contributed by increasing shipments from new applications.

For the fiscal year 2004, preliminary unaudited consolidated revenues totaled NT$168.1 billion, a 60.3% increase over FY2003. Unconsolidated net sales revenues rise 69.1% from FY2003 to reach NT$165.0 billion. Preliminary unit shipments for large-sized and small- and medium-sized panels totaled 18.85 million and 33.29 million, representing significant growth of 59.8% and 54.9% from FY2003, respectively.

(a)	Consolidated revenues for December 2004 adjusted to reflect averaged foreign exchange translation for the year of 2004

(b)	Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
December 2004	13,339	13,419
November 2004	13,332	13,294
M-o-M Growth	0.1%	0.9%
December 2003	11,896	11,164
Y-o-Y Growth	12.1%	20.2%
January to December 2004	168,112	165,018
January to December 2003	104,861	97,610
Y-o-Y Growth	60.3%	69.1%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2) Year 2004 figures are unaudited, prepared by AU Optronics Corp.

(3) Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corporation (“AUO”) is the world’s third largest manufacturer of large-size thin film transistor liquid crystal display panels (TFT-LCD), dominating approximately 13.6% (1) of global market share and generated net income of NT$168.1 Billion (US$5.3 bn)(2) in 2004. AUO currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab. specializing in low temperature poly silicon TFT and organic LED. Currently the most widely used flat panel display technology, AUO is one of few top-tier TFT-LCD manufacturer globally, able to offer a wide range of small to large sized (1.5” -46”) TFT-LCD display panels, which puts it in a unique position to service clients of diversified product applications.

(1)	Display Search September 2004 Report

(2)	Unaudited consolidated and converted to USD by using Fed Noon FX Rate dated December 31 st , 2004 of NT$31.74 : US$1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com